FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-164313

PHILLIPS EDISON – ARC SHOPPING CENTER REIT INC.

SUPPLEMENT NO. 7 DATED JANUARY 11, 2011

TO THE PROSPECTUS DATED SEPTEMBER 17, 2010

This document supplements, and should be read in conjunction with, our prospectus dated September 17, 2010, as supplemented by supplement no. 1 dated October, 15, 2010, supplement no. 2 dated November 1, 2010, supplement no. 3 dated November 16, 2010, supplement no. 4 dated December 16, 2010, supplement no. 5 dated December 22, 2010, and supplement no. 6 dated December 30, 2010 relating to our offering of 180,000,000 shares of common stock. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;

•	a change to the suitability standards applicable to Mississippi investors; and

•	information regarding outstanding mortgage loans.

Status of the Offering

We commenced our initial public offering on August 12, 2010, pursuant to which we are offering up to 150,000,000 shares of our common stock in a primary offering at $10.00 per share, with discounts available for certain categories of purchasers, and up to 30,000,000 shares of our common stock pursuant to our distribution reinvestment plan at $9.50 per share. As of January 7, 2011, we had raised aggregate gross offering proceeds of approximately $6.72 million from the sale of approximately 744,241 shares in our initial public offering, including shares sold under our dividend reinvestment plan.

Suitability Standards

The ninth bullet point under the section of the prospectus entitled “Investor Suitability Standards” on page (iii) is revised to remove the requirement that Mississippi residents represent that they have a liquid net worth of at least 10 times the amount of their investment in this real estate program and other similar programs, and is amended to read, as follows:

Alabama

•

In addition to the general suitability requirements described above, shares will only, be sold to Alabama residents who represent that they have a liquid net worth of at least 10 times the amount of their investment in this real estate program and other similar programs.

Mortgage Loans

On December 10, 2010 and December 15, 2010, we entered into two separate mortgage loans in connection with our acquisition of Lakeside Plaza and Snow View Plaza, respectively. The information regarding the rate at which both mortgage loans incur interest is replaced in its entirety with the following:

The Lakeside Loan and the Snow View Loan bear interest at a rate of 3.00% plus the quotient of (i) the one-month LIBO rate divided by (ii) one minus the reserve percentage as set forth by the Federal Reserve Board. If the principal amount of the Snow View loan is reduced by at least $940,000 or the principal amount of the Lakeside Loan is reduced by at least $675,000 and the respective mortgaged property achieves a minimum debt yield of 12.50%, then the interest rate for that loan will be 2.75% plus the quotient of (i) the one-month LIBO rate divided by (ii) one minus the reserve percentage. If the principal amount of the Snow View loan is reduced by at least $940,000 or the principal amount of the Lakeside Loan is reduced by at least $675,000 and the respective mortgaged property achieves a minimum debt yield of 15.00%, then the interest rate for that loan will be 2.50% plus the quotient of (i) the one-month LIBO rate divided by (ii) one minus the reserve percentage.